FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2004


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Aeros Street
                             Vouliagmeni, GR, 16671
                                 Athens, Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F    X     Form 40-F
                                       --------           --------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes           No   X
                                       --------    --------

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein is a copy of a press release announcing fourth quarter results for 2003 of Stelmar Shipping Ltd. (the "Company").

For Immediate Release

Company Contacts:
Stamatis Molaris                    Leon Berman
Chief Financial Officer             Principal
Stelmar Shipping Ltd.               The IGB Group
011-30210-891-7260                  212-461-2175

                  STELMAR SHIPPING LTD. REPORTS FOURTH QUARTER
                            AND YEAR-END 2003 RESULTS

Commences Delivery of 11 New Vessels That Will Significantly Grow Operating Days
                                in 2004 and 2005

     ATHENS, Greece - February 17, 2004 - Stelmar Shipping Ltd. (NYSE: SJH) today announced operating results for the fourth quarter and twelve months ended December 31, 2003. Stelmar reported its 36th consecutive quarter of profitability since inception and its 12th since going public in March 2001.

     For the  fourth  quarter  of 2003,  the  Company  reported  net  income  of
$12,003,000, or $0.69 per diluted share, compared with net income of $11,568,000, or $0.69 per fully diluted share, for the fourth quarter of 2002. The weighted average number of diluted shares used in the computations was 17,407,548 and 16,871,659 for the fourth quarters of 2003 and 2002, respectively. For the fourth quarter of 2003, operating income was $15,352,000 compared with $16,777,000 for the fourth quarter of 2002. EBITDA for the fourth quarter was $26,799,000 compared with $27,693,000 for last year's fourth quarter. Net revenues from vessels for the quarter were $42,136,000 compared to $42,411,000 recorded in the fourth quarter of last year. Time charter earned revenues for the fourth quarter of 2003 were $37,302,000 approximately 88.7% of net revenues from vessels, as opposed to $39,813,000 or approximately 93.9%, for the same quarter last year.

     For the twelve month period ended December 31, 2003, including a non-operating loss from the sale of a vessel, Stelmar reported net income of $38,631,000, or $2.24 per fully diluted share. Excluding the non-operating loss, the Company earned net income of $45,901,000, or $2.66 per fully diluted share. This compares to $43,286,000, or $2.83 per fully diluted share, for the year ended December 31, 2002. The weighted average number of diluted shares used in the computations was 17,278,889 and 15,314,250 for the periods ended December 31, 2003 and 2002, respectively. Operating income was $62,879,000 for 2003 compared to $61,971,000 for 2002.

     EBITDA for 2003 was $106,854,000 compared to $100,052,000 for the same period last year. Net revenues from vessels were $162,391,000 compared to $148,379,000 for the twelve months of 2002. Time charter earned revenues for 2003 were $145,453,000 approximately 89.6% of net revenues from vessels, versus $140,456,000 approximately 94.7% of revenues for the 2002. Results for 2003 were affected by the Keymar, a 1993 double-hull Aframax vessel, being out of service from February 2, 2003 until October 16, 2003.

     Peter Goodfellow, President and Chief Executive Officer of Stelmar Shipping, commented, "The year 2003 yielded many positive developments for Stelmar. The Company continued to post consistent profitability and strong returns while taking additional steps to enhance shareholder value. We took great pleasure in rewarding our investors with the initiation of a dividend and are committed to exploring future initiatives that will add value to our shareholders. We also continued to sign time charters in a robust market environment, in keeping with our successful time charter strategy. Over the course of the year, Stelmar further consolidated the fragmented Handymax market and began receiving delivery of its Panamax newbuildings, which positioned the Company for accelerated growth and profitability in 2004 and beyond."

     The following key indicators serve to highlight changes in the Company's financial performance during the fourth quarter and twelve month period ended December 31, 2003:


                                             Three Months Ended December 31, 2003 and 2002
                                           (In U.S. Dollars per day, unless otherwise stated)

                                 HANDYMAX FLEET               PANAMAX FLEET          AFRAMAX FLEET               TOTAL FLEET
                                 --------------               -------------          -------------               -----------


                             2003      2002    %       2003     2002     %        2003   2002      %        2003     2002    %
                                              Change                     Change                    Change                    Change
                            -------------------------------------------------------------------------------------------------------
Total available ship days     1,656    1,748  (5.26%)     787      736    6.93%     368     368        -     2,811   2,852  (1.44%)
Total operating days          1,621    1,732  (6.42%)     784      732    7.07%     340     368    (7.65%)   2,744   2,832  (3.09%)
                               97.9%    99.1% (1.24%)    99.6%    99.5%   0.09%    92.3%   99.9%   (7.56%)    97.6%   99.3%  (1.68%)
Utilization

TCE per ship per day         13,744   13,505   1.77%   17,275   18,025   (4.16%) 21,928  18,895    16.05%   15,766  15,373    2.55%

Net daily revenue per ship
per day                      13,078   12,977   0.78%   16,795   17,527   (4.18%) 19,731  18,549     6.37%   14,990  14,871    0.80%

Vessel operating expenses
per ship per day             (4,436)  (4,375)  1.39%   (3,726)  (3,516)   5.98%  (4,026) (4,424)   (8.99%)  (4,184) (4,160)   0.57%

Vessel overhead burden per
ship per day                   (989)    (941)  5.10%     (989)    (941)   5.10%    (989)   (941)    5.10%     (989)   (941)   5.10%

Net operating cash flow
per ship per day              7,653    7,661  (0.10%)  12,080   13,070   (7.58%) 14,716  13,184    11.62%    9,817   9,771    0.47%


                                             Twelve Months Ended December 31, 2003 and 2002
                                           (In U.S. Dollars per day, unless otherwise stated)


                             HANDYMAX FLEET            PANAMAX FLEET               AFRAMAX FLEET               TOTAL FLEET
                             --------------            -------------               -------------               -----------

                           2003     2002     %        2003     2002     %        2003     2002      %        2003     2002     %
                                             Change                   Change                      Change                     Change
                          ---------------------------------------------------------------------------------------------------------
Total available ship days   6,711    6,521    2.91%    2,971   2,264   31.23%   1,460     1,469    (0.61%)  11,142  10,254    8.66%
Total operating days        6,433    6,211    3.57%    2,952   2,261   30.56%   1,177     1,441   (18.32%)  10,562   9,913    6.55%
                             95.9%    95.2%   0.64%     99.4%   99.8%  (0.44%)   80.6%     98.1%  (17.82%)    94.8%   96.7%  (1.94%)
Utilization

TCE per ship per day       14,450   13,651    5.85%   17,293  17,787   (2.78%) 19,296    18,801     2.63%   15,785  15,341    2.89%

Net daily revenue per ship
per day                    13,440   12,628    6.43%   16,786  17,401   (3.53%) 15,289    18,133   (15.68%)  14,575  14,469    0.73%

Vessel operating expenses
per ship per day           (4,097)  (4,067)   0.76%   (3,744) (3,398)  10.16%  (3,939)   (4,145)   (4.97%)  (3,982) (3,931)   1.30%

Vessel overhead burden
per ship per day            (847)     (756)  12.00%     (847)   (756)  12.00%    (847)     (756)   12.00%     (847)   (756)  12.00%

Net operating cash flow
per ship per day            8,496    7,805    8.86%   12,196  13,247   (7.94%) 10,503    13,235   (20.64%)   9,746   9,783   (0.38%)


     Fleet Report Stelmar operates a fleet of 34 tankers, including two leased Aframax tankers, with a total of 1,952,750 dwt carrying capacity. The fleet consists of 20 Handymax, 10 Panamax and four Aframax tankers and has an average age of approximately seven years.

     As part of the Company's fleet growth and renewal program, during the fourth quarter of 2003, Stelmar received delivery of the first newbuilding in a series of eleven new vessels to be delivered in 2004. Subsequent to receiving delivery of the Cabo Hellas, a 2003-built double-hull Panamax tanker, Stelmar received three additional tankers. The Cabo Sounio, a 2004-built double hull Panamax vessel and two 2004-built double-hull Handymax vessels, the Alcmar and the Alcesmar, were received in January 2004.

     By July 2004, Stelmar will complete its newbuilding program and receive delivery of seven additional newbuildings consisting of three Panamaxes and four Handymaxes. The expansion will bring Stelmar's fleet to 41 vessels, consisting of 24 Handymax, 13 Panamax and four Aframax tankers. Eighty four percent of the fleet will be double-hull, and the entire fleet will include only one single-hull vessel. Assuming no further disposals are made, the fleet will have an average age of six years and a total carrying capacity of 2,344,300 dwt.

     In October 2003, the Keymar, a 1993 double-hull Aframax vessel, completed its permanent repairs on schedule and returned to service.

     In early January 2004, Stelmar completed a seven-year sale-lease back transaction for the 1998-built Takamar and the 1999-built Jacamar, which generated net proceeds of $71 million and net cash of $25 million. Both vessels remain in the Stelmar fleet and continue to earn in excess of $19,000 per day for the balance of their existing two-year time charters.

     Mr. Goodfellow continued, "Our approach to fleet growth has always been focused on increasing our leadership in the Panamax and Handymax markets in order to benefit from both sectors' positive long-term fundamentals. By strategically expanding Stelmar's presence in our core sectors, we have built-in significant growth for the Company through 2005 while positioning the Company to optimally operate in an increasingly stringent regulatory environment. We have already received four of eleven new vessels and are positioned to expand our operating days by 26% in 2004, and 9% in 2005. With 84% of our fleet double-hull, and only one single-hull vessel, Stelmar will remain a leader in providing exceptionally safe and environmentally friendly oil and petroleum product transportation."

The following is a summary of Stelmar's fleet:

Type                   DH          DS            SH       Total        Vessels
                      --------------------------------------------------------
                                       Dwt
                                      ----

EXISTING:
Handymax                578,760    279,940            0     858,700    20
Panamax                 694,050          0            0     694,050    10
Aframax*                303,900          0       96,100     400,000     4
                      ---------------------------------------------------------
                      1,576,710    279,940       96,100   1,952,750    34
                      ---------------------------------------------------------
UNDER CONSTRUCTION:
Handymax                183,200          0            0     183,200     4
Panamax                 208,350          0            0     208,350     3
                      ---------------------------------------------------------
Sub total               391,550                             391,550     7
                      ---------------------------------------------------------
Total                 1,968,260    279,940       96,100   2,344,300    41
                      ---------------------------------------------------------
% of fleet                  84%         12%           4%        100%
                      ---------------------------------------------------------
Number of Vessels            33          7            1                41
                      ---------------------------------------------------------

D/H: Double Hull
D/S: Double Sides, Single Bottom
S/H: Single Hull

* Takamar and Jacamar are under a seven year operating lease effective January 8th 2004.

Time Charter Coverage

     During the fourth quarter of 2003, Stelmar had 90% of its fleet's net operating days on profitable time charters. Currently, 62% of the fleet's net operating days for 2004 and 28% of the fleet's net operating days for 2005 have been secured, equivalent to $131 million and $68 million in revenues, respectively. The time charter coverage for 2004 and 2005 is based on a fleet size of 41 vessels and takes into account the Company's newbuilding deliveries in 2004. Two of the three Panamax tankers, that will be delivered in 2004, have already been signed to profitable five year time charter contracts. Both contracts include profit sharing agreements.

     The majority of Stelmar's Handymax tankers were deployed on time charters throughout the fourth quarter of 2003, earning an average time charter equivalent rate of approximately $13,400 per day. The remaining Handymax tankers, deployed on the spot market during the quarter, earned an average daily time charter equivalent rate of approximately $16,173 per day.

     All Panamax tankers in Stelmar's fleet were deployed on profitable charters during the fourth quarter. The average time charter equivalent rate for the Panamax vessels during the quarter was $17,275 per day.

     All Aframax tankers, with the exception of Keymar, that operated in the spot market throughout the quarter earning $35,195 per day, were deployed on profitable time charters during the quarter earning an average time charter equivalent rate of $18,029 per day.

     Mr. Goodfellow concluded, "Stelmar is well-positioned to continue to provide strong returns and profitability to our shareholders. Our success in securing a significant amount of revenue for 2004 and 2005 and our ability to significantly grow our operating days should enable us to build upon on our industry leading 5-year returns and accelerate our profitability. Over the past five years, Stelmar has earned an average return on equity of 16.3% and return on capital employed of 9% and has accomplished this in a very consistent manner. With 62% time charter coverage already secured for 2004, we are well on our way to achieving our goal of 70% coverage for the year in a very strong market. We intend to actively manage our time charter contracts and continue to deploy select vessels in the spot market. This should provide the company with a high degree of earnings visibility while also enabling the Company to capture upside potential in a strong market." -MORE- Dividend Stelmar's board of directors declared a quarterly dividend of $0.12 per share, payable on March 12 to shareholders of record at the close of business on February 27, 2004. The Ex-Dividend date will be February 25, 2004.

Conference Call and Webcast

     Stelmar's management team will host a conference call today, February 17, 2004, at 10:00 a.m. Eastern Time to discuss the Company's fourth quarter and year-end 2003 financial results. The United States dial-in number for the call is: (800) 238-9007. The international dial-in number is: (719) 457-2622. A replay of the conference call will be available until midnight on March 1, 2004. The United States replay number is (888) 203-1112; the international replay number is (719) 457-0820 and the access code required for the replay is 240387. There will also be a simultaneous live webcast over the Internet at: https://cis.premconf.com/sc/scw.dll/usr?cid=vlllrwlrrrsvslxrd.

About Stelmar Shipping Ltd.

     Stelmar Shipping Ltd. is an international provider of petroleum product and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately seven years, excluding the newbuildings. With the delivery of seven vessels expected by July 2004, and assuming no disposals, the Company's fleet of 34 tankers will expand to 41, which includes two leased Aframax vessels. Following the delivery of all the newbuildings, the average age of Stelmar's total fleet will be reduced to six years. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

Forward-Looking Statements

     This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding:


TCE rates in the near term; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; treatment by insurers of claims presented by the Company; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. ###TABLES FOLLOW###

STELMAR SHIPPING LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
 FOR THE THREE MONTH PERIODS ENDED DECEMBER 31, 2003 AND 2002
 AND FOR THE YEAR ENDED DECEMBER 31, 2003 AND 2002
(Expressed in thousands of U.S. Dollars - except per share data)


                                                          Three Month Period                   Twelve Month Period
                                                          Ended December 31                     Ended December 31
                                                             2003          2002                2003            2002
                                                             ----          ----                ----            ----
                                                          (unaudited)     (unaudited)           (unaudited)    (unaudited)
REVENUES:
Revenue from vessels                                      $  45,566          45,862               176,248         160,210
Voyage Expenses                                              (2,299)         (2,325)               (9,533)         (8,129)
                                                         ----------     -----------           -----------     -----------
    Revenue on a time charter basis                          43,267          43,537               166,715         152,081
                                                         ----------     -----------           -----------     -----------
commissions                                                  (1,131)         (1,126)               (4,324)         (3,702)
                                                         ----------     -----------           -----------     -----------
    Revenue from vessels, net                                42,136          42,411               162,391         148,379
                                                         ----------     -----------           -----------     -----------

EXPENSES:

    Vessel operating expenses                                11,759          11,626                44,371          39,816
    Depreciation and amortization                            11,322          11,075                44,040          37,855
    General and administrative expenses                       2,781           2,683                 9,433           7,824
    Provision for doubtful receivables                          715               -                 1,065             492
    Insurance deductibles                                       207             250                   603             421
                                                         ----------     -----------           -----------     -----------
    Operating income                                         15,352          16,777                62,879          61,971
                                                         ----------     -----------           -----------     -----------

OTHER INCOME (EXPENSES):
    Interest and finance costs, net                          (3,239)         (4,984)              (16,553)        (18,545)
    Foreign currency losses                                    (233)            (66)                 (360)           (366)
    Loss from sale of vessel                                     (2)              -                (7,270)              -
    Other, net                                                  125            (159)                  (65)            226
                                                         ----------     -----------           -----------     -----------
    Total other income (expenses), net                       (3,349)         (5,209)              (24,248)        (18,685)
                                                         ----------     -----------           -----------     -----------
    Income before income taxes                               12,003          11,568                38,631          43,286
    Provision for income taxes                                   -                -                     -               -
                                                         ----------     -----------           -----------     -----------
Net Income                                                $  12,003          11,568                38,631          43,286
                                                         ==========     ===========           ===========     ===========
Earnings per share, basic                                 $    0.69            0.69                  2.25            2.84
                                                         ==========     ===========           ===========     ===========
Weighted average number of shares, basic                 17,304,771      16,819,750            17,195,152      15,262,194
                                                         ==========     ===========           ===========     ===========
Earnings per share, diluted                               $    0.69            0.69                  2.24            2.83
                                                         ==========     ===========           ===========     ===========
Weighted average number of shares, diluted               17,407,548      16,871,659            17,278,889      15,314,250
                                                         ==========     ===========           ===========     ===========

Earnings per share excluding loss from sale of vessel
Net Income before loss from sale of vessel                $  12,005          11,568                45,901          43,286
                                                         ==========     ===========           ===========     ===========
Earnings per share, basic                                 $    0.69            0.69                  2.67            2.84
                                                         ==========     ===========           ===========     ===========
Weighted average number of shares, basic                 17,304,771      16,819,750            17,195,152      15,262,194
                                                         ==========     ===========           ===========     ===========
Earnings per share, diluted                               $    0.69            0.69                  2.66            2.83
                                                         ==========     ===========           ===========     ===========
Weighted average number of shares, diluted               17,407,548      16,871,659            17,278,889      15,314,250
                                                         ==========     ===========           ===========     ===========


STELMAR SHIPPING LTD. AND SUBSIDIARIES

EBITDA RECONCILIATION

FOR THE THREE MONTH PERIODS ENDED DECEMBER 31, 2003 AND 2002
AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(Expressed in thousands of U.S. Dollars)


                                Three Month Period       Twelve Month Period
                                Ended December 31         Ended December 31
                                2003        2002        2003         2002
                                ----        ----        ----         ----
                               (unaudited) (unaudited) (unaudited)   (audited)

EBITDA                          $  26,799     27,693      106,854     100,052
                                ---------  ---------     ---------   ---------

DEPRECIATION AND AMORTIZATION     (11,322)   (11,075)     (44,040)    (37,855)

INTEREST AND FINANCE COST, NET     (3,239)    (4,984)     (16,553)    (18,545)

LOSS FROM SALE OF VESSEL               (2)         -       (7,270)          -

FOREIGN CURRENCY LOSSES              (233)       (66)        (360)       (366)
                                ---------  ---------     ---------   ---------
NET INCOME                      $  12,003     11,568       38,631      43,286
                                =========  =========     =========   =========

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND DECEMBER 31, 2002
(Expressed in thousands of U.S. Dollars)

ASSETS                                      December 31     December 31
                                                2003           2002
                                                ----           ----
                                            (unaudited)     (audited)

CURRENT ASSETS:
    Cash and cash equivalents                $   36,336      $   36,123
    Restricted Cash                                 750               -
    Accounts receivable - trade                   7,075           6,888
    Other current assets                         24,076           5,308
                                             ----------      ----------
    Total current assets                         68,237          48,319
                                             ----------      ----------

FIXED ASSETS:
    Advances for vessel acquisition /
    under construction                           88,071          15,088
    Vessels net book value                      723,444         746,164
    Property and equipment, net book value        1,325           1,581
                                             ----------      ----------
    Total fixed assets                          812,840         762,833
                                             ----------      ----------
DEFERRED CHARGES, net                            16,154          12,205
                                             ----------      ----------
    Total assets                             $  897,231      $  823,357
                                             ==========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:

    Current portion and maturities
    of long-term debt                        $   55,003      $   74,758
    Accounts payable - trade                     17,652           6,181
    Other current liabilities                     8,067           8,469
    Financial instruments fair value              5,122           7,950
                                             ----------      ----------
    Total current liabilities                    85,844          97,358
                                             ----------      ----------

LONG-TERM DEBT, net of current portion          452,647        413,851
                                             ----------      ----------

CONTINGENCIES

STOCKHOLDERS' EQUITY:
 Preferred stock, $0.01 par value; 20,000,000
 shares authorized, none issued.                      -               -

Common stock, $0.02 par value; 25,000,000 shares
authorized; 17,305,687 and 16,819,750 issued
and outstanding at December 31, 2003 and
December 31, 2002, respectively.                    346             336
    Additional paid-in capital                  222,598         215,635
    Accumulated other comprehensive
    income / (loss)                              (4,875)         (7,940)
    Retained earnings                           140,671         104,117
                                             ----------      ----------
    Total stockholders' equity                  358,740         312,148
                                             ----------      ----------
    Total liabilities and
    stockholders' equity                     $  897,231      $  823,357
                                             ==========      ==========

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(Expressed in thousands of U.S. Dollars)
                                                         2003         2002
                                                         ----         ----
Cash Flows from Operating Activities:                (unaudited)     (audited)

    Net income                                       $  38,631     $  43,286
    Adjustments to reconcile net income to
    net cash provided by operating activities:
    Depreciation                                        39,394        34,644
    Fair value of foreign exchange deal                    237             -
    Loss from sale of vessel                             7,270             -
    Amortization of deferred dry-docking costs           4,646         3,211
    Amortization of other financing costs                  353           292
    Interest expense                                    16,766        18,160
    Change in non cash working capital items
    related to operating activities                     (7,187)          910
    Interest paid, net                                 (17,465)       17,806)
    Payments for dry-docking                            (7,789)       (8,122)
                                                      --------      --------
Net Cash from Operating Activities                      74,856        74,575
                                                      --------      --------

Cash Flows from (used in) Investing Activities:

    Advances for vessels acquisition-vessels
    under construction                                 (76,040)      (15,088)
    Vessel acquisitions and/or improvements            (27,487)     (242,343)
    Capital expenditure for property
    and equipment                                         (194)         (847)
    Increase in restricted cash                           (750)            -
    Net proceeds from sale of vessel                     8,364             -
                                                      --------      --------
Net Cash used in Investing Activities                  (96,107)     (258,278)
                                                      --------      --------

Cash Flows from (used in) Financing Activities:
    Proceeds from long-term debt                        72,426       164,147
    Principal payments of long-term debt               (45,735)      (42,732)
    Repayment of long-term debt due to
    sale of vessel                                      (7,650)            -
    Dividends paid                                      (2,077)            -
    Issuance of Common Stock                             6,973        69,230
    Payments for follow on offering costs                    -        (4,470)
    Payments for loan fees                              (2,473)         (766)
                                                      --------      --------
Net Cash from Financing Activities                      21,464       185,409
                                                      --------      --------

Net increase in cash and cash equivalents                  213         1,706
Cash and cash equivalents at beginning of year          36,123        34,417
                                                      --------      --------
Cash and cash equivalents at end of year              $ 36,336      $ 36,123
                                                      ========      ========

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              STELMAR SHIPPING LTD.
                                  (registrant)



Dated: 18th February, 2004                        By: /s/ Olga Lambrianidou
                                                  --------------------------
                                                  Name:   Olga Lambrianidou
                                                  Title:  Corporate Secretary


02509.0004 #464838